

August 8, 2013

Via E-mail
Tom De Weerdt, Vice President, Corporate Controller
Mead Johnson Nutrition Company
2701 Patriot Blvd.
Glenview, Illinois 60026

Re: Mead Johnson Nutrition Company
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 21, 2013
Response Letter dated June 12, 2013
File No. 001-34251

Dear Mr. De Weerdt:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

1.   We note that your supplemental materials reveal differences in EBIT CAGR, EBIT margin percentages, and EBIT growth percentages, comparing your various operating segments on both a historical and forward looking basis.

We would like to understand how you determined that the factors underlying these differences do not represent dissimilarities between the economic characteristics and attributes of your operating segments and would not therefore preclude aggregation, as discussed in FASB ASC 280-10-50-11. Accordingly, please tell us the specific reasons for the differences in these EBIT related metrics and explain how you considered these differences as part of your aggregation analysis.

2.   The guidance in FASB ASC 280-10-50-11 allows aggregation of two or more operating segments if consistent with the objectives and basic principles outlined in FASB ASC 280-10-10, and the other criteria listed have been met. As indicated in this guidance, your disclosures should provide information about the different types of business activities in which you engage and about the different economic environments in which you operate to help users (i) better understand your performance, (ii) better assess your prospects for future net cash flows, and (iii) make more informed judgments about your company. Please explain why you believe aggregating the Asia and Latin America segments and the North America and Europe segments is consistent with each of these objectives, and similarly, how presenting activity for these operating segments individually would detract from these objectives if this is your view.

3.   You disclose on page 27 that infant formula accounts for approximately 90% of your sales in North America / Europe and under half of your sales in Asia / Latin America, although you do not disclose the significance or composition of product sales on an operating segment basis. Please provide us a schedule that quantifies your net sales according to product category (e.g., infant formula, children's nutrition, and other) and stage of pediatric development, with additional details necessary to reflect sales concentrations among products within these categories, for each of your four operating segments for the periods presented in your annual report.

4.   For the four operating segments, please provide us a return on investment analysis for each period presented, including your underlying calculations, and explain the reasons for any significant differences in return among your operating segments. Please be sure to clarify those aspects of your analysis that pertain to "demand generation investments" and address the related impact on operating segment sales.

5.   You refer to two major customers in your segment footnote and indicate that one relates to both of your reportable segments and the other relates solely to one reportable segment. For each of these customers, please clarify for us the amount of sales that relate to each of the four operating segments. Please also identify any other customers that are significant to the operating segments before aggregation, and quantify the sales to these customers for each period presented.

6.   You identify seven manufacturing facilities under "properties" on page 21, and state that three of the facilities relate to all segments and that four of the facilities relate to only your Asia / Latin America reportable segment.

        Please clarify for us the major products manufactured at each facility and the relative significance of each facility to each of the four operating segments. In addition, please quantify the shipping costs incurred by or attributable to each of your operating segments, along with the sales for each period, and address any disproportionate relationships such as may be due to the proximity of facilities to customers.

7.   Please provide an analysis of the various "annual sales growth" trend elements (i.e., constant growth rate, decreasing growth rate, and increasing growth rate) for each of your operating segments from 2014 through 2017, as depicted on pages MJN 0006 and MJN 0007. We would like to understand how you determined that your aggregated operating segments have similar sales growth trends. Specifically, please describe the factors that are driving the annual growth rates and the changes in growth rates from year-to-year. Also explain how you considered these factors as part of your aggregation analysis.

8.   We note your July 10, 2013 press release on your website detailing certain actions in China, specifically the reduction of the ex-factory price of your main products by 7%-15%. If you do not believe this information reflects dissimilarity in the economic characteristics and regulatory environments of your Asia and Latin America operating segments, please explain the basis for your view. Please include details sufficient to understand how these actions have been considered in your aggregation analysis.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief